Exhibit 99.2

PURE NICKEL INC.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED MAY 31, 2010

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

MANAGEMENT DISCUSSION AND ANALYSIS

Background and overview

This Management Discussion and Analysis (MD&A) is intended to assist readers in understanding Pure Nickel Inc. (“Pure Nickel,” the “Corporation,” “we,” “our,” “us”), its business environment and future prospects. This MD&A should be read in conjunction with our unaudited interim consolidated financial statements and related notes for the three-month period ended May 31, 2010, and the most recent audited annual consolidated financial statements. Information herein includes any significant developments to July 7, 2010, the date on which this MD&A was approved by our directors.

We are in the business of acquiring, exploring and developing mineral properties in Canada and the United States, primarily those containing nickel, platinum group elements (PGEs), copper, gold, silver and associated base and precious metals. Our intention is to explore undeveloped properties with the expectation of developing them to a level where an ore body is indicated or likely. We would then expect to develop a joint venture or purchase option with a larger mining company to further develop the property and, if justified, to take the property into production. At that point we would expect to retain an interest in the property: either a percentage of ownership, or receive a percentage royalty from the production.

Our common shares trade on the Toronto Stock Exchange under the symbol “NIC,” and on the Over the Counter Bulletin Board in the United States under the symbol “PNCKF”. Our consolidated financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). (We disclose differences between Canadian GAAP and United States GAAP in a note to our consolidated financial statements.) Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars.

We were incorporated under the Company Act (British Columbia) on April 29, 1987, and continued under the Canada Business Corporations Act on April 7, 2009. We conduct our U.S. operations through two wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp., a Washington corporation, and our Canadian operations directly and through a wholly-owned subsidiary, PNI Corp., a Canada corporation. Nevada Star Resource Corp. (U.S.) owns a 70% participating interest in MAN Alaska LLC, a Delaware limited liability company.

Exploration plans for our properties

Our 2010 exploration programs are expected to aggregate approximately $8 to $9 million. A significant portion of the exploration expenditures will be funded by Itochu Corporation, a multi-billion dollar Japanese conglomerate, as part of the MAN project. Itochu is entering the third year of a six year earn-in that will ultimately see it earn up to a 75% interest in the MAN Alaska property by investing up to US$40 million. Annually, Itochu has the option to terminate their program support. Periodically, vesting opportunities are available to Itochu: in 2010 Itochu exercised its option to vest a 30% interest.

We continue to seek joint venture, earn-in or other arrangements by which to advance the exploration of our properties without the cost of all of the work being borne by us.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Second quarter highlights

  Drilling commences on the MAN Alaska project (nickel)
  New claims staked at the Rainbow project, Nunavut (gold)
  Rockcliff Resources moves forward on the Tower project, Manitoba (copper)

MAN Alaska property

With our project partner, Itochu Corporation, we have agreed on a US$7.5 million ($7.8 million) exploration program for the MAN project in Alaska this year. This represents a 70% increase over the 2009 budget.

As a result of the 2009 program we had identified high priority targets on both the Alpha and Beta complexes for this summer’s program. Significant new perspectives had been developed from our geophysical work, which included deployment of the Z-TEM or Z-Axis Tipper Electromagnetic system, and extensive use of a new technology, Fluxgate Ground TEM. The program is using two fly drills drilling concurrently for most of the program, one on the Alpha complex, the other on the Beta complex. The 2010 summer drilling program is expected to complete approximately 8,000 metres: both drills started turning during June, 2010. Since the end of the 2009 program, we have invested in advanced 3-D imaging software allowing us to develop new 3-D models for the MAN project. These models are proving invaluable for increasing our understanding of the apparently deeply placed mineral anomalies hosted on the MAN property. It is expected that the full program will run to mid-September, weather permitting.

During 2008, the Company entered into an agreement with Itochu Corporation under which, in consideration for being granted an option for a participating interest in the property, Itochu agreed to reimburse exploration expenses incurred at MAN to a maximum of US$6.5 million ($7.6 million) for 2008 and 2009. In March, 2010 Itochu exercised its option by paying US$500,000 ($507,800). In consideration for accelerating the exploration program in 2010 by 90% from the previously agreed amount, and for accelerating other payments going forward, Itochu’s participating interest granted under the option was increased to 30% from the 20% originally agreed. Itochu has agreed to fund an exploration budget of US$7.5 million ($7.8 million) in 2010, and it has the right to earn up to a 75% interest in the MAN property by investing an aggregate of US$40 million (approximately $42 million) and meeting certain other conditions, by 2013.

Rainbow, Nunavut

We expanded this property by 19 claims, bringing the Rainbow property to 200 km2. The enlarged claim group covers a 40 km belt of sulphide-bearing oxide iron formation and basic volcanics. The anomaly was discovered by Falconbridge-Noranda during their 2004 nickel exploration program and was found to host several gold occurrences. The property has geological characteristics analogous to Agnico-Eagle’s Meadowbank and Meliadine properties, which are located approximately 420 km NNE and 380 km NE respectively, of Rainbow. Pure Nickel is currently designing an exploration program and developing a budget for the property, and expects to announce its plans within the next several weeks.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Tower Extension, Manitoba

Rockcliff Resources Inc. is proceeding to earn in to the Tower Extension VMS claims. This property is contiguous with Pure Nickel’s William Lake claims in the Thompson Nickel Belt. For 2010, Rockcliff’s plans are to initiate exploration to include the completion of gridding, a DPEM surface geophysical survey and a diamond drilling program of at least 3,000 metres.

Nuvilik, Quebec

Minergy Ltd. informed us that they were terminating the option agreement for the Nuvilik property. The property is located in the central part of the Cape Smith Belt approximately 90km south of the coastal Inuit community of Salluit, and 80 km west-south-west of the Raglan Mine complex.

Copper King, Milford, Utah

The Copper King, Milford properties are operated by Copper King Mining Corporation (including its subsidiary, Western Utah Copper Company – “WUCC”). We have an agreement with WUCC to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($10.4 million) and may be subject to a net profits interest on copper production from certain claims (held by a group of private investors that include one of our directors) which will not exceed US$1.2 million ($1.3 million) in the aggregate. In addition there may be a 2% net smelter return royalty on certain claims, held by another party.

In June, 2009, through a subsidiary, we filed an action for declaratory relief against Western Utah Copper Company (WUCC) in the United States District Court, Utah, requesting interpretation of and the status and rights under an agreement. WUCC filed an answer and counterclaim, and in August, 2009, we filed a response to the counterclaim. We believe that the counterclaim is without merit. Therefore, no provision has been made for the counterclaim in the consolidated financial statements. We are of the opinion that the most likely outcome is that the claims, which have the operation’s concentrate mill located upon them, will revert back to us. Failing that, we believe that the actions taken by us will ensure that the NSR agreement remains in place and is confirmed by the court. However, the outcome of litigation is always uncertain.

On May 18, 2010, WUCC and its parent Copper King Mining Corporation filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. We are ensuring that our interests are protected and are actively monitoring the process. We are of the opinion that the most likely outcome will be to clarify and accelerate the process discussed in the previous paragraph, but the outcome of litigation is always uncertain.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

We have mineral rights to a number of properties in various stages of exploration in North America. A summary of the properties is presented below.

Property	Location	Claims area	Comments
(approx.)
MAN	Alaska (400 km NE of Anchorage, 265 km SE of Fairbanks)	72,930 hectares

The property is currently in the early exploration stage. We regard MAN as one of our more important properties and on November 5, 2008 announced an option agreement with Itochu Corporation., under which, as amended, Itochu has acquired a 30% participating interest in the property, and is funding the 2010 exploration program.

William Lake	Manitoba (70 km from Grand Rapids)	30,553 hectares	We consider William Lake to be one of our premier properties. An extensive exploration program was conducted during 2008.
Tower Property		7,627 hectares

In February, 2008, we granted an option to Rockcliff Resources Inc. under which it may earn up to a 70% interest in the Tower claims, which are located within the northern portion of the William Lake claim block.

Salt Chuck	Alaska	1,082 hectares	The property is currently in the early exploration stage.
Fond du Lac	Saskatchewan (20 km NW of Stony Rapids)	19,713 hectares

The property is currently in the early exploration stage. The property has a historic non-compliant 43-101 estimate resource of 3,400,000 t of 0.66% Ni, 0.60% Cu, and 0.15% Co. We consider Fond du Lac to be one of our more promising properties, as results from two exploration programs have yielded encouraging results.

Manibridge	Manitoba (128 km SW Thompson )	274 hectares

We have a 50-50 joint venture agreement with Crowflight Minerals Inc. to explore for deposits. Each of us contributes properties and funds for preliminary exploration activities. We also have an option to earn a 50% interest from Crowflight in an area surrounding the joint venture area by spending $1.5 million over a three year period.

Forgues and Haut Plateau East	Quebec (180 km NW of Sept Isles)	1,168 hectares	Manicouagan Minerals Inc. has earned a 50% interest in the property by making the required options and exploration expenditures.
Raglan SR1, Nuvilik	Quebec	45,680 hectares	The properties are currently in the early exploration stage.
Rainbow	Nunavut (380 km NW of Churchill, and 612 km N of Thompson)	20,000 hectares	The property is currently in the early exploration stage.
Copper King, Milford	Utah	2,830 hectares

The property is operated by Copper King Mining Corporation, and its subsidiary Western Utah Copper Company. Our agreement is to receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at US$10 million ($11 million) and may be subject to a Net Profits Interest on copper production from certain claims (held by a group of private investors, which includes a current director of the Corporation) which will not exceed US$1.2 million ($1.3 million) in the aggregate, and a 2% net smelter return royalty on certain claims, held by another party. Also, see narrative above.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Selected financial information

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31,2010	May 31, 2009	May 31, 2009	May 31, 2009
Revenues	$-	$-	$-	$-
Expenses – Administration and general	849,731	330,850	1,246,420	700,049
Expenses – other	103,704	161,952	100,955	118,385
Net loss	953,435	492,802	1,347,375	818,434
Net loss per share	0.01	0.01	0.02	0.01

Results of operations – three months ended May 31, 2010

We received no operating revenues during the three months ended May 31, 2010, which is unchanged from the three months ended May 31, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $953,435 or $0.01 per share for the three months ended May 31, 2010, compared to a net loss of $492,802 or $0.01 per share for the three months ended May 31, 2009. The loss was reduced by a $32,617 gain on foreign exchange for which the comparative figure is a loss of $184,766. Our policy has been to maintain U.S. dollar cash balances for the payment of expenses incurred in that currency (exploration programs on the MAN Alaska and Salt Chuck properties); the gain results from the depreciation of the Canadian dollar during the quarter.

General and administrative expenses for the three months ended May 31, 2010 were $849,731 compared to $330,850 for the three months ended May 31, 2009. The increase in expenses is attributable to a charge of $226,394 for non-cash stock-based compensation, and $295,000 for cash bonuses paid to employees and consultants. Both of these amounts related to activities in the previous fiscal year and were approved by the board of directors during the quarter ended May 31, 2010. Adjusted for these two items, expenses in the quarter aggregated $328,337, a reduction of 1% from the previous year. Change in fair value of investments is reported as a loss of $142,750 compared to a loss of $ nil for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under Generally Accepted Accounting Principles we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

Cash generated by operating activities was $702,690, compared to cash used by operating activities of $898,081 in the previous year. The main reason for the change was cash generated from changes in accrued liabilities of $1,458,849 due to timing differences related to the use of funds received to finance exploration at the MAN Alaska property. Investing activities provided cash of $1,675,398 for the three months ended May 31, 2010 compared to $2,966,971 of cash used by investing activities in the three months ended May 31, 2009, due to the shifting of short-term investments from term deposits to savings accounts, in order to maximize interest rates. Cash from financing activities of $507,800 represents the proceeds from Itochu Corporation exercising their option to acquire an interest in the MAN Alaska property, as described in note 7(b) of the consolidated interim financial statements. There was no cash raised by financing activities during the corresponding period in the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Results of operations – six months ended May 31, 2010

We received no operating revenues during the six months ended May 31, 2010, which is unchanged from the six months ended May 31, 2009. We do not currently generate revenues or cash flows from operations (except for interest income and some payments related to mineral properties that are credited to mineral properties on the balance sheet rather than being identified as revenues in our statement of operations). This was in accordance with expectations as we are an exploration stage company and expect to finance activities through joint ventures, the sale of property interests, and by raising additional share capital when market conditions are suitable.

We reported a net loss of $1,347,375 or $0.02 per share for the six months ended May 31, 2010, compared to a net loss of $818,434 or $0.01 per share for the six months ended May 31, 2009. The loss was reduced by a $29,163 gain on foreign exchange for which the comparative figure is a loss of $154,566. Our policy has been to maintain U.S. dollar cash balances for the payment of expenses incurred in U.S. dollars (exploration programs on the MAN Alaska and Salt Chuck properties); the gain results from the depreciation of the Canadian dollar during the quarter.

General and administrative expenses for the six months ended May 31, 2010 were $1,246,420 compared to $700,049 for the six months ended May 31, 2009. The increase in expenses is attributable to an increase of $173,953 for non-cash stock-based compensation, and $295,000 for cash bonuses paid to employees and consultants. Both of these amounts related to activities in the previous fiscal year and were approved by the board of directors during the quarter ended May 31, 2010. Adjusted for these items, expenses in the two quarters aggregated $777,467, an increase of 9% from the previous year. Change in fair value of investments is reported as a loss of $131,375 compared to a loss of $ nil for the comparative period. When we receive warrants as part of an option agreement with a venture partner, under GAAP we are required to record the warrants at their fair value, and then record changes in their fair value at each balance sheet reporting date.

Cash generated by operating activities was $251,671, compared to cash used by operating activities of $1,458,536 in the prior period. The main reason for the change was cash generated from changes in accrued liabilities of $1,342,366 due to timing differences related to the use of funds received to finance exploration at the MAN Alaska property. Investing activities provided cash of $1,501,416 for the six months ended May 31, 2010 compared to $2,833,990 of cash used by investing activities in the six months ended May 31, 2009, due to the shifting of short-term investments from term deposits to savings accounts, in order to maximize interest rates. Cash from financing activities of $507,800 represents the proceeds from Itochu Corporation exercising their option to acquire an interest in the MAN Alaska property, as described in note 7(b) of the consolidated interim financial statements. There was no cash raised by financing activities during the corresponding period in the previous year.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Quarterly information

Selected financial information for the previous eight quarters is set out below.

	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	May 31, 2010	Feb. 28, 2010	Nov. 30, 2009	Aug. 31, 2009
Revenues	$-	$-	$-	$-
Expenses	849,731	396,689	465,473	103,651
Net loss	(849,731)	(393,940)	(520,241)	(72,513)
Net loss per share	(0.01)	(0.01)	(0.01)	(0.01)
	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended
	May 31, 2009	Feb. 28, 2009	Nov. 30, 2008	Aug. 31, 2008
Revenues	$-	$-	$-	$-
Expenses	330,850	369,199	449,246	338,310
Net loss	(492,802)	(325,632)	(168,024)	(1,088,537)
Net loss per share	(0.01)	(0.01)	-	(0.02)

Liquidity and capital resources

Currently, none of our property interests generate revenue routinely, although we do receive cost recoveries from certain properties. Our capital needs have historically been met by the issuance of securities. Fluctuations in our share price will affect ability to obtain future financing, and future financing will represent dilution to existing shareholders. In addition, such price fluctuations will influence the propensity of holders of our options to exercise them into shares of the Corporation.

We had cash and equivalents as well as short term investments (excluding restricted cash) of $5,703,514 at May 31, 2010 compared to $5,440,716 at November 30, 2009. Working capital was $4,395,258 at May 31, 2010 compared to $5,351,560 at November 30, 2009. Current liabilities at May 31, 2010 consisted of accounts payable and accrued liabilities payable totalling $1,712,087 compared to $325,018 at November 30, 2009.

The exploration and development of our mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all projects, and may cause loss of participating project interests (please refer to Risks, on page 11). Management believes that the working capital on hand currently is sufficient to cover general and administrative expenses and property holding and exploration costs for the current fiscal year.

Off-balance-sheet arrangements

We have not entered into any off-balance-sheet financing arrangements.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Transactions with related parties

During the six months ended May 31, 2010, we incurred legal expenses with a firm of which a director was a principal during the period of $5,659 (2009 - $23,595) for legal services, and we paid directors and companies controlled by directors $ nil (2009 - $ nil) for consulting services. These transactions were in the normal course of operations and have been recorded at the exchange amounts which the parties believe to be fair value.

Proposed transactions

We are not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have a material effect on our financial condition, results of operations and cash flows. At any time, however, we may have under consideration potential transactions in such categories as part of the continuous review of our business activities and opportunities.

Share capital

At May 31, 2010, share capital was as follows:
Issued and outstanding common shares	67,832,226
Stock options	5,240,000

Critical accounting estimates and policies

Our consolidated financial statements for the three months and the six months ended May 31, 2010 are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). We make certain estimates and rely upon certain assumptions related to reporting our assets and liabilities as well as results of operations in conformity with Canadian GAAP. Actual results will differ from these estimates and assumptions.

The most significant accounting estimates for us relate to the carrying values of our mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. The estimated values of all properties are assessed by us on a continual basis, and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If properties are put into production, the costs of acquisition and exploration are written off over the life of the property, based upon the estimated economic reserves. Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period.

Following are our more critical accounting policies.

Mineral Properties

Mineral property acquisition and exploration costs are recorded at cost. All direct and indirect costs related to the acquisition of the interests are capitalized until the properties to which they relate are placed into production, sold, or management determines that there is an impairment. These costs will be amortized on the basis of units of production produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties that are sold before a property reaches the production stage have proceeds from the sale of the property credited against the cost of the property, and any excess is recognized as income.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Foreign Currency Translation

The consolidated financial statements are stated in Canadian dollars, which is our functional currency. Transactions and account balances in foreign currencies and the accounts of integrated foreign subsidiaries have been translated into Canadian dollars using the temporal method. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic exchange rates. Revenue and expenses are translated at the exchange rates in effect on the transaction dates, except for depreciation, which is translated on the same basis as the related asset. The resulting exchange gains and losses are recognized in income.

Financial Instruments, including Investments

Financial instruments are measured at fair value upon initial recognition. After initial recognition, financial instruments are measured at their fair values, except for loans and receivables and other financial liabilities, which are measured at amortized cost. We have designated cash and cash equivalents and restricted cash as held-for-trading. Short-term investments are designated as available-for-sale. Accounts receivable are classified as loans and receivables and approximate fair value. Accounts payable and accrued liabilities are classified as other financial liabilities and approximate fair value.

Investments consist of warrants received as part of option agreements negotiated with venture partners. A fair value is ascribed to the warrants at the transaction date using the Black-Scholes option pricing model, and that amount is offset against capitalized mineral property expenditures. At each subsequent balance sheet date, the fair value is recalculated and any gain or loss is reported in the consolidated statement of operations and deficit.

Loss per Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year. Outstanding stock options and warrants have not been considered in the computation of diluted loss per share as the result is anti-dilutive.

Stock Based Compensation

We have a plan for granting stock options to management, directors, employees and consultants. We recognize compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. We estimate the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid upon the exercise of stock options is recorded as share capital.

International Financial Reporting Standards

We will be required to adopt International Financial Reporting Standards (IFRS) in the first quarter of fiscal 2012, ended February 29, 2012. The conversion to IFRS will affect our accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may affect certain business processes such as foreign exchange conversion, and the interpretation of some contracts.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Our conversion plan has four phases: scoping and planning, detailed assessment, implementation, and post-implementation. We are currently in the scoping and planning phase which entails, among other things, identifying the resources required, areas for review and establishing a project plan and timetable.

Disclosure controls and procedures

Our Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures for the three month period ended May 31, 2010 and have concluded that these disclosure controls and procedures, as defined in Multilateral Instrument 52-109 –

Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective and that material information relating to the Corporation was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Management is also responsible for the design of internal controls over financial reporting (“ICOFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Canadian GAAP. Management has evaluated whether there were changes in ICOFR during the three months ended May 31, 2010 that have materially affected, or are reasonably expected to materially affect, its ICOFR. No such changes were identified.

Economic factors

Our financial performance will be directly affected by the exploration activities to be conducted on our projects, the results of those activities, and the possible development of the properties for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing any of the projects into commercial production, substantial additional funds would be required. Until such time as commercial production is achieved (and there can be no assurance it will be), we will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and significant cash requirements. In the future, should the development of our mineral projects occur, then our financial performance will become more closely linked to the prices obtained for the nickel and/or other metals produced. Management is of the view that the previous historically high price of nickel may not be regained; however, the long-term forecast price is sufficiently attractive to justify our focus on nickel projects.

We report our financial results in Canadian dollars although our revenues, if any, will be primarily, earned in U.S. dollars, while our expenses are in both currencies. The Canadian dollar has shown significant volatility compared with the U.S. dollar. As a result, prices of commodities (such as nickel) as well as the Canadian value of disbursements incurred in United States funds have been highly volatile. We take this volatility and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating our business, prospects and projects and expenditures thereon.

Risks, uncertainties and other information

You should consider risk factors and additional information about us, as set out in our Annual Information Form available at www.sedar.com. For readers in the United States, please refer to our 20-F available at www.sec.gov/edgar.shtml.

PURE NICKEL INC.
MANAGEMENT DISCUSSION AND ANALYSIS
MAY 31, 2010

Forward-looking statements

This Management Discussion and Analysis includes forward-looking statements. Words that include “plan”, “believe”, “anticipate”, “may”, “should”, “intend”, “estimate”, “expect”, “project”, and similar expressions identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements are based on current expectations and on information that is currently available to us. All forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates, or expectations reflected or contained in the forward-looking information, and actual future performance will be affected by a number of factors including economic conditions, exploration results, regulatory change, and many other factors, most of which are beyond our control. Please also refer to our “Risks, uncertainties and other information” above.

Future events and results may vary significantly from what is expected. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise.

Additional information

Additional information about Pure Nickel is available on our website at www.purenickel.com, on the (Canadian) SEDAR website at www.sedar.com, and on the (U.S.) EDGAR website at www.sec.gov/edgar.shtml.